                                                                    EXHIBIT 20.1

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                         INFORMED ACCESS SYSTEMS, INC.

                                                                           PAGE
                                                                           ----
Report of Arthur Andersen LLP, Independent Auditors........................   1
Consolidated Balance Sheets at December 31, 1994 and 1995 (audited) and
 September 30, 1996 (unaudited)............................................   2
Consolidated Statements of Operations for the years ended December 31,
 1993, 1994, and 1995 (audited) and the nine months ended September 30,
 1995 and 1996 (unaudited).................................................   4
Consolidated Statements of Mandatorily Redeemable Convertible Preferred
 Stock and Stockholders' Equity (Deficit) for the years ended December 31,
 1993, 1994, and 1995 (audited) and the nine months ended September 30,
 1996 (unaudited)..........................................................   5
Consolidated Statements of Cash Flows for the years ended December 31,
 1993, 1994, and 1995 (audited) and the nine months ended September 30,
 1995 and 1996 (unaudited).................................................   6
Notes to Consolidated Financial Statements.................................   8

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Informed Access Systems, Inc.:

  We have audited the accompanying consolidated balance sheets of INFORMED ACCESS SYSTEMS, INC. (a Delaware corporation) and subsidiary as of December 31, 1994 and 1995, and the related consolidated statements of operations, mandatorily redeemable convertible preferred stock and stockholders' deficit and cash flows for each of the three years ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Informed Access Systems, Inc. and subsidiary as of December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the three years ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          Arthur Andersen llp

Denver, Colorado,
March 12, 1996

                         INFORMED ACCESS SYSTEMS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                          DECEMBER 31,
                                      ----------------------  SEPTEMBER 30,
                                         1994        1995         1996
                                      ----------  ----------  -------------
                                                               (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents.......... $1,036,717  $3,246,102   $  656,884
  Accounts receivable, net of
   allowance for doubtful accounts of
   $0, $32,002 and $50,735 at
   December 31, 1994 and 1995 and
   September 30, 1996, respectively..     24,000     753,641    1,813,269
  Related party receivables..........      4,688      23,395       81,276
  Prepaids...........................     47,006      37,565      212,570
  Other..............................     27,006      31,392       20,972
                                      ----------  ----------   ----------
    Total current assets.............  1,139,417   4,092,095    2,784,971
                                      ----------  ----------   ----------
PROPERTY AND EQUIPMENT, at cost:
  Computer hardware and software.....    490,262     848,236    1,781,308
  Furniture, fixtures and equipment..    176,586     482,973      858,459
  Leasehold improvements.............        --       38,738      177,959
                                      ----------  ----------   ----------
                                         666,848   1,369,947    2,817,726
  Less--Accumulated depreciation.....   (123,250)   (406,953)    (813,904)
                                      ----------  ----------   ----------
    Property and equipment, net......    543,598     962,994    2,003,822
PATENT COSTS AND OTHER INTANGIBLE
 ASSETS,
 net of accumulated amortization of
 $0, $1,342 and $8,782 at
 December 31, 1994 and 1995 and
 September 30, 1996, respectively....        --      124,730       43,909
OTHER................................        --          --        87,205
                                      ----------  ----------   ----------
    Total assets..................... $1,683,015  $5,179,819   $4,919,907
                                      ==========  ==========   ==========

          The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                         INFORMED ACCESS SYSTEMS, INC.

                          CONSOLIDATED BALANCE SHEETS

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

                               DECEMBER 31,                          PRO FORMA
                          ------------------------  SEPTEMBER 30,  SEPTEMBER 30,
                             1994         1995          1996           1996
                          -----------  -----------  -------------  -------------
                                                     (UNAUDITED)    (UNAUDITED)
                                                                     (NOTE 2)
CURRENT LIABILITIES:
  Accounts payable....... $   152,390  $   502,945  $    775,318
  Accrued salaries.......      71,251      118,933       228,223
  Accrued vacation.......      33,594       92,164       210,154
  Other accrued
   liabilities...........      13,009      188,977       276,604
  Customer deposits......      50,000       70,000       217,214
  Deferred revenue.......      65,334      508,990       950,655
  Convertible notes
   payable to
   stockholders..........   1,000,000          --            --
  Notes payable to
   founders..............         --           --      1,500,000
  Note payable--other....      32,128          --            --
  Current portion of
   capital leases
   payable...............      15,239       56,011       419,096
  Current portion of long
   term note.............         --           --        180,053
                          -----------  -----------  ------------
    Total current
     liabilities.........   1,432,945    1,538,020     4,757,317
CAPITAL LEASES PAYABLE...      35,450      133,352       932,611
NOTES PAYABLE............         --           --        410,806
COMMITMENTS AND
 CONTINGENCIES
 (Notes 8 and 11)
MANDATORILY REDEEMABLE
 CONVERTIBLE PREFERRED
 STOCK, $.001 par value,
 aggregate liquidation
 and redemption
 preference of $3,635,368
 at December 31, 1994,
 $10,635,423 at December
 31, 1995 and $10,995,423
 at September 30, 1996;
 4,783,040 authorized;
 3,048,688, 4,568,061 and
 4,628,061 issued and
 outstanding as of
 December 31, 1994 and
 1995 and September 30,
 1996, respectively, and
 none issued and
 outstanding on an
 unaudited pro forma
 basis ..................   3,635,368   10,635,423    10,995,423            --
STOCKHOLDERS' EQUITY
 (DEFICIT):
  Common stock, $.001 par
   value; 6,892,165
   shares authorized;
   909,375, 1,121,875 and
   1,139,125 shares
   issued and outstanding
   at December 31, 1994
   and 1995 and September
   30, 1996,
   respectively, and
   5,767,186 on an
   unaudited pro forma
   basis.................         909        1,122         1,139          5,767
  Additional paid-in
   capital...............      14,041       94,138       581,647     11,572,442
  Deferred stock
   compensation..........         --           --       (443,286)      (443,286)
  Accumulated deficit....  (3,435,698)  (7,222,236)  (12,315,750)   (12,315,750)
                          -----------  -----------  ------------   ------------
    Total stockholders'
     equity (deficit)....  (3,420,748)  (7,126,976)  (12,176,250)    (1,180,827)
                          -----------  -----------  ------------   ------------
    Total liabilities and
     stockholders' equity
     (deficit)........... $ 1,683,015  $ 5,179,819  $  4,919,907   $  4,919,907
                          ===========  ===========  ============   ============

          The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                         INFORMED ACCESS SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                              FOR THE NINE MONTHS ENDED
                          FOR THE YEAR ENDED DECEMBER 31,           SEPTEMBER 30,
                         -----------------------------------  --------------------------
                           1993        1994         1995          1995          1996
                         ---------  -----------  -----------  ------------  ------------
                                                                     (UNAUDITED)
REVENUE:
  License and license
   site
   implementation fees.. $  46,586  $   125,086  $ 1,011,743  $    700,208  $  1,007,806
  Call center and client
   implementation fees..       --           --     1,379,542       639,959     4,787,670
  Communications and
   other fees...........       --           --       565,511       165,072     1,420,970
                         ---------  -----------  -----------  ------------  ------------
                            46,586      125,086    2,956,796     1,505,239     7,216,446
                         ---------  -----------  -----------  ------------  ------------
COST OF SALES:
  License and license
   site
   implementation fees..       --        95,781      708,450       236,509       441,057
  Call center and client
   implementation fees..       --           --     1,664,409       728,519     3,535,460
  Communications and
   other fees...........       --           --       400,275       129,962     1,070,113
                         ---------  -----------  -----------  ------------  ------------
                               --        95,781    2,773,134     1,094,990     5,046,630
                         ---------  -----------  -----------  ------------  ------------
GROSS PROFIT............    46,586       29,305      183,662       410,249     2,169,816
                         ---------  -----------  -----------  ------------  ------------
OPERATING EXPENSES:
  General and
   administrative.......    45,268      596,222    1,001,681       662,458     1,708,236
  Bonuses to founders...       --           --           --            --      1,500,000
  Selling and
   marketing............    66,107      728,927    1,640,253     1,401,342     1,943,797
  Research and
   development..........   875,585    1,122,830    1,459,802     1,304,739     2,068,081
                         ---------  -----------  -----------  ------------  ------------
    Loss from
     operations.........  (940,374)  (2,418,674)  (3,918,074)   (2,958,290)   (5,050,298)
OTHER INCOME (EXPENSE):
  Interest income.......    28,283       42,387      204,552       159,218        81,015
  Interest expense
   (including $0,
   $3,287, $16,658,
   $16,658
   and $0, respectively,
   to related parties)..       --        (4,335)     (26,401)      (22,357)     (135,927)
  Other income
   (expense), net.......       --          (618)      (4,904)       (8,194)       11,696
                         ---------  -----------  -----------  ------------  ------------
NET LOSS................ $(912,091) $(2,381,240) $(3,744,827) $ (2,829,623) $ (5,093,514)
                         =========  ===========  ===========  ============  ============

          The accompanying notes to consolidated financial statements are an integral part of these statements.

                         INFORMED ACCESS SYSTEMS, INC.

 CONSOLIDATED STATEMENTS OF MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK
                       AND STOCKHOLDERS' EQUITY (DEFICIT)

                                                                    STOCKHOLDERS' DEFICIT
                                                    --------------------------------------------------------
                                MANDATORILY
                                REDEEMABLE
                                CONVERTIBLE
                              PREFERRED STOCK         COMMON STOCK     ADDITIONAL    DEFERRED
                          ------------------------  -----------------    PAID-IN      STOCK     ACCUMULATED
                            SHARES       AMOUNT      SHARES    AMOUNT    CAPITAL   COMPENSATION   DEFICIT
                          ----------  ------------  ---------  ------  ----------- ------------ ------------
BALANCES, December 31,
 1992...................         --   $        --     446,875  $  447  $       563  $     --    $    (98,915)
 Common stock issued on
  February 1, 1993 for
  cash and exchange of
  stock.................         --            --     187,500     187            3        --             --
 Series A redeemable
  convertible preferred
  stock issued in
  February 1993 for cash
  at $1.00 per share....   1,635,000     1,635,000        --      --           --         --             --
 Mandatorily redeemable
  convertible preferred
  stock issuance costs..         --            --         --      --           --         --         (26,627)
 Common stock granted in
  October 1993 to three
  officers for services,
  valued at $.05 per
  share.................         --            --     275,000     275       13,475        --             --
 Net loss...............         --            --         --      --           --         --       ( 912,091)
                          ----------  ------------  ---------  ------  -----------  ---------   ------------
BALANCES, December 31,
 1993...................   1,635,000     1,635,000    909,375     909       14,041        --      (1,037,633)
 Series B mandatorily
  redeemable convertible
  preferred stock issued
  in March 1994 for cash
  at $1.42 per share....   1,413,688     2,000,368        --      --           --         --             --
 Mandatorily redeemable
  convertible preferred
  stock issuance costs..         --            --         --      --           --         --         (16,825)
 Net loss...............         --            --         --      --           --         --      (2,381,240)
                          ----------  ------------  ---------  ------  -----------  ---------   ------------
BALANCES, December 31,
 1994...................   3,048,688     3,635,368    909,375     909       14,041        --      (3,435,698)
 Series C mandatorily
  redeemable convertible
  preferred stock issued
  in March 1995 for cash
  of $5,980,110,
  conversion of notes
  payable of $1,000,000
  and accrued interest
  of $19,945 at $4.61
  per share.............   1,519,373     7,000,055        --      --           --         --             --
 Mandatorily redeemable
  convertible preferred
  stock issuance costs..         --            --         --      --           --         --         (41,711)
 Issuance of common
  stock for cash upon
  exercise of stock
  options in March,
  October and November
  1995 at $0.14 per
  share.................         --            --      54,500      55        7,575        --             --
 Common stock issued for
  acquisition of assets
  in November 1995, at
  $0.46 per share.......         --            --      50,000      50       22,950        --             --
 Issuance of common
  stock in consideration
  for discharge of
  obligation, at $0.46
  per share.............         --            --     108,000     108       49,572        --             --
 Net loss...............         --            --         --      --           --         --      (3,744,827)
                          ----------  ------------  ---------  ------  -----------  ---------   ------------
BALANCES, December 31,
 1995...................   4,568,061    10,635,423  1,121,875   1,122       94,138        --      (7,222,236)
Issuance of common stock
 for cash upon exercise
 of stock options in
 February, April and May
 1996 (unaudited).......         --            --      37,250      37       10,779        --             --
Series C Mandatorily
 Redeemable Preferred
 Shares sold to
 employees in August
 1996 (unaudited).......      60,000       360,000        --      --           --         --             --
Shares repurchased under
 the terms of the
 acquisition agreement
 in August 1996
 (unaudited)............         --            --     (20,000)    (20)         --         --             --
Deferred stock
 compensation...........         --            --         --      --       476,730   (476,730)           --
Amortization of deferred
 stock compensation.....         --            --         --      --           --      33,444            --
Net loss (unaudited)....         --            --         --      --           --         --      (5,093,514)
                          ----------  ------------  ---------  ------  -----------  ---------   ------------
BALANCES, September 30,
 1996 (unaudited).......   4,628,061    10,995,423  1,139,125   1,139      581,647   (443,286)   (12,315,750)
Pro Forma Adjustments
 (unaudited) (Note 2)...  (4,628,061)  (10,995,423) 4,628,061   4,628   10,990,795        --             --
                          ----------  ------------  ---------  ------  -----------  ---------   ------------
Pro Forma BALANCES,
 September 30, 1996
 (unaudited)............         --   $        --   5,767,186  $5,767  $11,572,442  $(443,286)  $(12,315,750)
                          ==========  ============  =========  ======  ===========  =========   ============

          The accompanying notes to consolidated financial statements are an integral part of these statements.

                         INFORMED ACCESS SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                FOR THE NINE MONTHS
                          FOR THE YEAR ENDED DECEMBER 31,       ENDED SEPTEMBER 30,
                         -----------------------------------  ------------------------
                           1993        1994         1995         1995         1996
                         ---------  -----------  -----------  -----------  -----------
                                                                    (UNAUDITED)
CASH FLOWS FROM
 OPERATING ACTIVITIES:
 Net loss..............  $(912,091) $(2,381,240) $(3,744,827) $(2,829,623) $(5,093,514)
 Adjustments to
  reconcile net loss to
  net cash used in
  operating
  activities--
 Depreciation and
  amortization.........     20,332      102,043      289,763      198,951      476,737
 Stock compensation....     13,750          --           --           --        33,444
 Loss on disposal of
  equipment............        --           --         2,997           87      215,033
 Provision for doubtful
  accounts receivable..        --           --        32,002       24,000       24,200
 Common stock issued in
  consideration for
  discharge of
  obligation...........        --           --        49,680          --           --
 Conversion of interest
  expense to preferred
  stock................        --           --        16,658       16,658          --
 Notes payable issued
  for bonuses..........        --           --           --           --     1,500,000
 Change in operating
  assets and
  liabilities--
  (Increase) decrease
   in accounts
   receivable..........    (35,168)      11,168     (746,361)    (570,899)  (1,082,894)
  Increase in related
   party receivables...        --        (4,688)     (18,707)     (30,052)     (57,881)
  Increase (decrease)
   in prepaids and
   other...............    (10,250)     (27,762)       8,379       28,173     (252,257)
  Increase in accounts
   payable.............     65,542       86,848      345,784      160,743      272,373
  Increase in accrued
   liabilities.........     34,603       78,440      266,151       99,385      391,275
  Increase in deferred
   revenue and customer
   deposits............        --       115,334      385,468      109,656      588,879
                         ---------  -----------  -----------  -----------  -----------
   Net cash used in
    operating
    activities.........   (823,282)  (2,019,857)  (3,113,013)  (2,792,921)  (2,984,605)
                         ---------  -----------  -----------  -----------  -----------
CASH FLOWS FROM
 INVESTING ACTIVITIES:
 Purchase of property
  and equipment........   (161,146)    (449,859)    (553,533)    (571,763)    (293,639)
 Proceeds from sale of
  property and
  equipment............        --           --        16,290        6,765          450
 Patent costs..........        --           --       (34,921)         --       (17,770)
                         ---------  -----------  -----------  -----------  -----------
   Net cash used in
    investing
    activities.........   (161,146)    (449,859)    (572,164)    (564,998)    (310,959)
                         ---------  -----------  -----------  -----------  -----------
CASH FLOWS FROM
 FINANCING ACTIVITIES:
 Proceeds from issuance
  of mandatorily
  redeemable
  convertible preferred
  stock................  1,635,000    2,000,368    5,980,110    5,980,110      360,000
 Proceeds from issuance
  of common stock......        190          --           --           --           --
 Stock issuance costs..    (26,627)     (16,825)     (41,711)     (41,711)         --
 Proceeds from
  convertible notes
  payable to
  stockholders.........     30,000    1,000,000          --           --           --
 Proceeds from note
  payable..............        --           --           --           --       680,089
 Principal payments on
  notes payable to
  stockholders.........    (94,636)     (31,556)         --           --           --
 Principal payments on
  note payable--other
  and capital leases...        --        (5,053)     (51,467)     (43,367)    (344,539)
 Payments to repurchase
  common stock.........        --           --           --           --           (20)
 Proceeds from the
  exercise of stock
  options..............        --           --         7,630        2,451       10,816
                         ---------  -----------  -----------  -----------  -----------
   Net cash provided by
    financing
    activities.........  1,543,927    2,946,934    5,894,562    5,897,483      706,346
                         ---------  -----------  -----------  -----------  -----------

          The accompanying notes to consolidated financial statements are an integral part of these statements.

                         INFORMED ACCESS SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                             FOR THE NINE MONTHS
                          FOR THE YEAR ENDED DECEMBER 31,    ENDED SEPTEMBER 30,
                          -------------------------------  -----------------------
                            1993       1994       1995        1995        1996
                          --------- ---------- ----------  ----------- -----------
                                                                 (UNAUDITED)
NET INCREASE (DECREASE)
 IN CASH AND CASH
 EQUIVALENTS............  $ 559,499 $  477,218 $2,209,385  $ 2,539,564 $(2,589,218)
CASH AND CASH
 EQUIVALENTS, beginning
 of period..............        --     559,499  1,036,717    1,036,717   3,246,102
                          --------- ---------- ----------  ----------- -----------
CASH AND CASH
 EQUIVALENTS, end of
 period.................  $ 559,499 $1,036,717 $3,246,102  $ 3,576,281 $   656,884
                          ========= ========== ==========  =========== ===========
SUPPLEMENTAL DISCLOSURE
 OF CASH FLOW
 INFORMATION:
 Cash paid for
  interest..............  $  10,589 $    1,048 $    9,743  $     9,743 $   121,354
                          ========= ========== ==========  =========== ===========
SUPPLEMENTAL DISCLOSURE
 OF NONCASH INVESTING
 AND FINANCING
 ACTIVITIES:
 Issuance of common
  stock to officers for
  services..............  $  13,750 $      --  $      --   $       --  $       --
                          ========= ========== ==========  =========== ===========
 Telephone equipment
  acquired with capital
  lease.................  $     --  $   51,870 $      --   $       --  $       --
                          ========= ========== ==========  =========== ===========
 Financed insurance
  premiums..............  $     --  $   36,000 $      --           --  $    76,368
                          ========= ========== ==========  =========== ===========
 Conversion of notes
  payable to related
  parties to preferred
  stock.................  $     --  $      --  $1,000,000          --  $       --
                          ========= ========== ==========  =========== ===========
 Conversion of accrued
  interest to preferred
  stock.................  $     --  $      --  $   19,945  $       --  $       --
                          ========= ========== ==========  =========== ===========
 Deferred compensation
  recorded related to
  the issuance of
  options in May and
  July 1996.............  $     --  $      --  $      --   $       --  $   476,730
                          ========= ========== ==========  =========== ===========
 Equipment acquired with
  capital lease.........  $     --  $      --  $  158,013  $       --  $ 1,341,284
                          ========= ========== ==========  =========== ===========
 In November 1995, the
  Company acquired
  certain assets in
  exchange for the
  assumption of certain
  liabilities and the
  issuance of 50,000
  shares of the
  Company's common
  stock, valued at
  $23,000. The
  allocation of the
  purchase price to the
  assets acquired and
  liabilities assumed
  (at their fair market
  value) is as follows--
 Accounts receivable....                       $   15,282
 Prepaid expenses and
  other.................                            3,324
 Property and
  equipment.............                           15,558
 Intangibles............                           91,151
 Accounts payable.......                           (4,771)
 Accrued liabilities....                          (19,356)
 Other obligations
  assumed...............                          (78,188)
                                               ----------
 Issuance of stock to
  seller................                       $   23,000
                                               ==========

          The accompanying notes to consolidated financial statements are an integral part of these statements.

                         INFORMED ACCESS SYSTEMS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        (INFORMATION AS OF SEPTEMBER 30, 1996, AND FOR THE NINE MONTHS
                    ENDED SEPTEMBER 30, 1996 IS UNAUDITED)

(1) ORGANIZATION AND BUSINESS

 Organization

  Informed Access Systems, Inc., a Delaware corporation, was formed on February 2, 1993 to develop software-based solutions for managing health care resources, and is a successor corporation to a Texas corporation of the same name formed on March 30, 1992. In connection with the formation of the Delaware corporation, the shareholders of the Texas corporation exchanged all of their stock for stock in the Delaware corporation. Accordingly, the accompanying consolidated financial statements include the accounts of Informed Access Systems, Inc. and its wholly owned subsidiary, (collectively, the "Company"), on a consolidated basis from the inception of the Texas corporation. All significant intercompany transactions have been eliminated in the accompanying consolidated financial statements.

 Business

  The Company is currently developing and marketing innovative information management services and products designed to manage demand for medical services and, as a result, reduce medical expenses for its customers (HMO's, insurance carriers, medical groups, etc.). The Company emerged from the development stage in the first quarter of 1995.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Cash Equivalents

  For purposes of reporting cash flows, the Company considers all highly liquid investments with original maturities of ninety days or less to be cash equivalents.

 Property and Equipment

  Property and equipment are stated at cost. Depreciation of property and equipment is computed on a straight-line basis over the estimated useful lives of three to five years for computer hardware and software, and five to seven years for furniture, fixtures and equipment. Leasehold improvements are capitalized and amortized over the shorter of the lease term or their estimated useful life.

 Revenue Recognition

  The Company generates revenue from call center fees, licenses of its software products, implementation services, and communication products. The Company recognizes revenue as follows:

 . Call Center--The Company generally charges its customers a per member per month fee based on the customers' utilization of the Company's call center. The Company recognizes call center revenue when earned.

 . License Fees--The Company charges its customers a license fee for the use of certain products and support in its customers' call centers. The Company recognizes revenue ratably over the term of the contract starting from the date that the software product is delivered to and accepted by the customer, and it is determined that no significant Company obligations remain.

 . Implementation Services--The Company charges its call center and license customers an implementation fee for system set-up, installation, limited product modifications and training services. The Company recognizes revenue as these services are performed.

                         INFORMED ACCESS SYSTEMS, INC.

        (INFORMATION AS OF SEPTEMBER 30, 1996, AND FOR THE NINE MONTHS
                    ENDED SEPTEMBER 30, 1996 IS UNAUDITED)


 . Communications Fees--The Company charges its customers a fee for developing, printing and mailing customized brochures to its customers' members. These brochures describe the Company's services. The Company recognizes revenue in the period the Company has completed its obligations to its customers and the printed materials are available for shipment to the customers' members.

 Research and Development

  Research and development costs are expensed as incurred and consist primarily of salaries, travel, supplies and contract services related to the development of the Company's products and services.

 Patents

  The Company capitalizes direct, external costs associated with patent applications and filings. Capitalized costs will be written off at such time it becomes known that an application will not be successful or when a particular patent is deemed to no longer be of value. Costs associated with successful applications are amortized using the straight-line method over five years beginning with the date of issue.

 Interim Results (Unaudited)

  The accompanying balance sheet as of September 30, 1996, and the statements of operations and cash flows for the nine months ended September 30, 1995 and 1996, and the statements of stockholders' equity (deficit) for the nine months ended September 30, 1996 are unaudited. In the opinion of management, the statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the results of the interim periods. Operating results for the nine months ended September 30, 1996 are not necessarily indicative of the results that may be expected for the year ending December 31, 1996.

 Concentration of Credit Risk

  The Company has no significant off balance-sheet concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements. The Company maintains the majority of its cash with financial institutions, in the form of demand deposits.

  The Company performs ongoing evaluations of its customers' financial condition and generally does not require collateral. Its accounts receivable balances are primarily domestic and are concentrated among institutions within the health care and insurance industries. (See Note 10).

 Intangibles

  The excess of consideration paid and liabilities assumed over identifiable assets acquired (intangibles) of $91,151 is being amortized using the straight-line method over three years. The Company reviews its recorded intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of intangibles may not be recovered and provides currently for any indicated impairment.

  In September 1996, the Company determined that goodwill related to the acquisition of Bacharach Systems, Inc. had become impaired due to the Company's decision to discontinue support of Bacharach Systems products and services. Accordingly, an impairment write-off of approximately $72,000 was recorded in September 1996 to fully write-off this asset.

                         INFORMED ACCESS SYSTEMS, INC.

        (INFORMATION AS OF SEPTEMBER 30, 1996, AND FOR THE NINE MONTHS
                    ENDED SEPTEMBER 30, 1996 IS UNAUDITED)


 Fair Value of Financial Instruments

  The Company's financial instruments consist of cash, short-term trade receivables and payables and capital leases payable. The carrying values of cash and short-term trade receivables and payables approximate fair value. The fair value of capital leases payable is estimated based on current rates available for similar debt with similar maturities and securities, and at December 31, 1995, approximates the carrying value.

 Unaudited Pro Forma Information

  Upon completion of the merger (Note 11), all of the mandatorily redeemable convertible preferred stock outstanding at the closing date was exchanged for shares of Access Health, Inc.'s common stock at the same ratio as the Company's common stock. The unaudited pro forma stockholders' equity (deficit) data as of September 30, 1996, reflects the exchange of outstanding mandatorily redeemable convertible preferred stock at September 30, 1996 for 4,628,061 shares of common stock.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates may affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Recently Issued Accounting Standards

  In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 121"). SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell. SFAS No. 121 also establishes the procedures for review of recoverability, and measurement of impairment if necessary, of long-lived assets and certain identifiable intangibles to be held and used by an entity. The Company will be required to adopt SFAS No. 121 for its year ended December 31, 1996. Management believes that the adoption of SFAS No. 121 will not have a material affect on the Company's reported consolidated financial position and results of operations.

  In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). SFAS No. 123 establishes financial accounting and reporting standards for stock-based compensation, including stock-based employee compensation plans. The Statement defines a fair value-based method of accounting for an employee stock option or similar equity instrument. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25"). Entities electing to remain with the accounting in APB Opinion No. 25 must make pro forma disclosures of net income and earnings per share, as if the fair value-based method of accounting defined in the Statement had been applied. The Company will be required to adopt SFAS No. 123 for its year ended December 31, 1996. Management believes that the Company will continue to follow the accounting prescribed by APB Opinion No. 25 and make the pro forma disclosure as allowed by SFAS No. 123.

                         INFORMED ACCESS SYSTEMS, INC.

        (INFORMATION AS OF SEPTEMBER 30, 1996, AND FOR THE NINE MONTHS
                    ENDED SEPTEMBER 30, 1996 IS UNAUDITED)


 Earnings Per Share

  Historical earnings per share data have not been presented by Informed Access because they are not considered meaningful due to the significant additional shares of common stock which would be represented by Informed Access' mandatorily redeemable convertible preferred stock upon their conversion.

 Income Taxes

  The Company accounts for income taxes using the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 requires recognition of deferred income tax assets and liabilities for the expected future income tax consequences, based on enacted tax laws, of temporary differences between the financial reporting and tax bases of assets, liabilities and carryforwards. SFAS No. 109 also requires recognition of deferred tax assets for the expected future effects of all deductible temporary differences, loss carryforwards and tax credit carryforwards. Deferred tax assets are then reduced, if deemed necessary, by a valuation allowance for the amount of any tax benefits which, more likely than not based on current circumstances, are not expected to be realized (see Note
7).

 Reclassifications

  Certain reclassifications have been made to prior period balances to conform with the current year presentation.

(3) MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

  The Company is authorized to issue 4,783,040 shares of mandatorily redeemable preferred stock. Under the articles of incorporation, shares of mandatorily redeemable preferred stock may be issued from time to time in one or more series with designations, rights, preferences and limitations established by the Company's board of directors (the "Board of Directors"). Mandatorily redeemable preferred stock outstanding at December 31, 1994 and 1995 and September 30, 1996, is summarized as follows:

                                        DECEMBER 31                     SEPTEMBER 30,
                         ------------------------------------------ ---------------------
                                 1994                 1995                  1996
                         -------------------- --------------------- ---------------------
                          SHARES     AMOUNT    SHARES     AMOUNT     SHARES     AMOUNT
                         --------- ---------- --------- ----------- --------- -----------
Preferred stock, $.001
 par value, 4,783,040
 shares authorized,
 stated at redemption
 value:
 Series A mandatorily
  redeemable convertible
  preferred stock,
  1,635,000 shares
  authorized, entitled
  to a preference in
  liquidation of
  $1,635,000............ 1,635,000 $1,635,000 1,635,000 $ 1,635,000 1,635,000 $ 1,635,000
 Series B mandatorily
  redeemable convertible
  preferred stock,
  1,431,356 shares
  authorized, entitled
  to a preference in
  liquidation of
  $2,000,368............ 1,413,688  2,000,368 1,413,688   2,000,368 1,413,688   2,000,368
 Series C mandatorily
  redeemable convertible
  preferred stock,
  1,716,684 shares
  authorized, entitled
  to a preference in
  liquidation of
  $7,000,055............       --         --  1,519,373   7,000,055 1,579,373   7,360,055
                         --------- ---------- --------- ----------- --------- -----------
                         3,048,688 $3,635,368 4,568,061 $10,635,423 4,628,061 $10,995,423
                         ========= ========== ========= =========== ========= ===========

                         INFORMED ACCESS SYSTEMS, INC.

        (INFORMATION AS OF SEPTEMBER 30, 1996, AND FOR THE NINE MONTHS
                    ENDED SEPTEMBER 30, 1996 IS UNAUDITED)


  On May 31, 1996, the Board of Directors approved the sale of 60,000 shares of Series C preferred stock to certain employees at $6.00 per share which shares were issued in August 1996.

  Holders of mandatorily redeemable preferred stock are entitled to annual noncumulative dividends at 10% per share, when and if declared by the Board of Directors. No distributions may be made to holders of common stock until all dividends declared on the preferred stock have been paid.

  In connection with the Series C mandatorily redeemable convertible preferred stock offering, the Company amended its Certificate of Incorporation to provide, retroactive to the inception of the Company, that Series A and B accrue dividends only when and if declared by the Board of Directors. The financial statements have been adjusted retroactively to reflect the effect of the change. No such dividends have been declared. Previously, the Certificate of Incorporation provided that a 10% per annum dividend accrue whether or not declared by the Board of Directors.

  Effective July 19, 1996, the Company restated its Certificate of Incorporation. The terms and provisions of the restated certificate with regard to the Company's mandatorily redeemable convertible preferred stock have been reflected below.

  Each share of mandatorily redeemable preferred stock is convertible, at the option of the holder, into one share of common stock. The conversion rate is subject to adjustment in the event the Company issues stock or other securities at a price below the original issuance price of the mandatorily redeemable preferred stock. The mandatorily redeemable preferred stock will automatically be converted into common stock upon completion of a $10 million or greater firmly underwritten initial public offering meeting certain conditions, or immediately upon conversion of 60% of all of the shares of mandatorily redeemable preferred stock.

  In the event of liquidation, no distributions may be made to common stockholders until an amount equal to $1.00, $1.42 and $4.61, plus declared and unpaid dividends, if any, for each share of Series A, B and C, respectively, has been distributed. Each holder of shares of common stock will then be entitled to receive their pro rata share of a pool equal to $.50 per share for each share of common stock, plus all accrued and unpaid dividends on common stock, if any. Finally, any remaining assets will be ratably distributed to holders of preferred and common stock on an as-converted to common stock basis. Any holder of mandatorily redeemable preferred stock may require the Company, out of funds legally available, to redeem the mandatorily redeemable preferred stock on a pro rata basis with any other holders requesting redemption, at the redemption price of $1.00, $1.42 and $4.61, respectively, (plus any declared but unpaid dividends) on or after each of the dates and in accordance with the percentage set forth below:

             REDEMPTION DATES               PERCENTAGE
             ----------------               ----------
             On or after February 9:
             1999..........................     25%
             2000..........................     33%
             2001..........................     50%
             2002..........................    100%

  In July 1996, the Company issued a warrant to a customer to purchase 80,000 shares of the Series C mandatorily redeemable preferred stock at $12.50 per share. The warrant becomes exercisable when (1) the customer waives its right to terminate its FirstHelp contract in September 1997 and (2) when a minimum number of members have been enrolled under the FirstHelp contract. The warrants became exercisable in November 1996, upon negotiation with the customer to extend the early termination date from twelve months to eighteen months after contract start.

                         INFORMED ACCESS SYSTEMS, INC.

        (INFORMATION AS OF SEPTEMBER 30, 1996, AND FOR THE NINE MONTHS
                    ENDED SEPTEMBER 30, 1996 IS UNAUDITED)

(4) STOCKHOLDERS' EQUITY

 Common Stock

  In November 1995, the Company discharged an obligation related to the founding of the Company by issuing 108,000 shares of common stock. An amount equal to $49,680, the fair market value of these shares, has been reflected as general and administrative expense in the accompanying 1995 statement of operations.

  On October 26, 1993, the Company granted 275,000 shares of common stock to three officers in consideration for past services to the Company. Compensation expense of $13,750 has been recorded to reflect the fair market value of this issuance.

 Stock Option Plan

  The Company has adopted a stock option plan (the "Plan") to provide directors, officers, other employees and consultants options to purchase up to 700,000 at December 31, 1995 and 950,000 at September 30, 1996 shares of the Company's common stock. Under the terms of the Plan, the Board of Directors may grant either "nonqualified" or "incentive" stock options, as defined by the Internal Revenue Code and regulations. Under the terms of the Plan, the purchase price of the shares subject to an incentive stock option will be the fair market value of the Company's common stock on the date the option is granted. The purchase price of a nonqualified option will not be less than 85% of fair market value. If the grantee owns more than 10% of the total combined voting power or value of all classes of stock on the date of grant, the purchase price of an incentive stock option shall be at least 110% of the fair market value at the date of grant and the exercise term will be up to five years from the date of grant. All other options granted under the Plan are exercisable up to ten years from the date of grant. All options granted to date are exercisable up to a five year period.

  During May and July 1996 certain options were granted with exercise prices below the applicable fair market value (as determined by an independent appraisal) on the date of grant, resulting in deferred stock compensation of approximately $477,000. The deferred stock compensation will be amortized into expense ratably over the four year vesting term of the related options. At September 30, 1996, the unamortized balance of deferred stock compensation was approximately $443,000.

  The activity relating to the Plan is as follows:

                                                 NUMBER OF SHARES     PER SHARE
                                              ----------------------   EXERCISE
                                              NONQUALIFIED INCENTIVE    PRICE
                                              ------------ ---------  ----------
BALANCES, December 31, 1993                         --          --           --
  Granted....................................    10,000     184,000   $.14
                                                -------    --------   ----------
BALANCES, December 31, 1994..................    10,000     184,000    .14
  Granted....................................     7,500     319,300    .14-$ .46
  Exercised..................................   (17,500)    (37,000)   .14
  Canceled...................................       --     (105,000)   .14
                                                -------    --------   ----------
BALANCES, December 31, 1995..................       --      361,300    .14-  .46
  Granted....................................   102,500     407,600    .46- 3.00
  Exercised..................................   (20,500)    (19,750)   .14-  .46
  Canceled...................................   (21,000)    (80,750)   .14-  .46
                                                -------    --------   ----------
BALANCES, September 30, 1996 (unaudited).....    61,000     668,400   $.14-$ .46
                                                =======    ========   ==========
EXERCISABLE, September 30, 1996..............     1,875      48,700   $.14-$1.50
                                                =======    ========   ==========

                         INFORMED ACCESS SYSTEMS, INC.

         (INFORMATION AS OF SEPTEMBER 30, 1996, AND FOR THE SIX MONTHS
                    ENDED SEPTEMBER 30, 1996 IS UNAUDITED)


(5) NOTES PAYABLE, CAPITAL LEASE OBLIGATIONS AND OTHER TRANSACTIONS

  During October 1995, the Company entered into a term facility agreement (the "Agreement") whereby the Company may borrow, in one or more borrowings, an amount not to exceed $1,500,000 in the aggregate, subject to certain conditions set forth in the Agreement. This commitment is in the form of a $680,089 note payable facility, which had not been drawn upon at December 31, 1995, and a $819,911 capital lease facility. At December 31, 1995, cumulative borrowings under the lease facility totaled $158,013. The Company has granted a first perfected security interest in certain of its equipment, furniture and fixtures as collateral to these borrowings. At December 31, 1995, the total remaining commitment under this agreement was $1,341,987.

  The amounts payable under the Agreement at December 31, 1995, bear interest at 14.48% and are due in varying dates through June 1999, and require monthly payments of principal and interest totaling $4,300.

  In connection with the Agreement, the Company issued a warrant to the lender. Under the terms of the warrant, the lender may acquire a number of shares of Series C preferred stock, equal to $131,250 divided by an exercise price calculated under the terms of the Agreement. The warrant is exercisable for ten years after the date of issuance or five years after the date of an initial public offering is completed by the Company, whichever is longer. The value attributable to this warrant was not material.

  During December 1994, the Company entered into a capital lease obligation for telephone equipment totaling $51,870. As of December 31, 1995, the Company had remaining obligation totaling $35,480 for this equipment. The net book value of this equipment at December 31, 1995 is $31,350.

  During 1994, the Company entered into a bridge loan with preferred stockholders. Such notes payable to stockholders totaled $1,000,000 and accrued interest at 8% per annum. On March 17, 1995, these notes payable and related accrued interest were converted into shares of Series C Preferred Stock at $4.61 per share.

  During 1994, the Company financed insurance premiums totaling $36,000 through the issuance of short-term financing. Such financing was paid in full as of August 1995.

  During May 1996, the Company entered into an amendment to the agreement to increase the amount that it may borrow to $2,000,000. At September 30, 1996, cumulative borrowings under the agreement were $1,543,420. At September 30, 1996, the total remaining commitment under the amended agreement was $124,034. In connection with the amendment, the Company issued a warrant to the lender under similar terms as the original agreement. The lender may acquire a number of shares of Series C Preferred Stock equal to $40,750 divided by an exercise price calculated under the terms of the agreement.

  On September 3, 1996, the Board of Directors approved bonuses totalling $1.5 million payable to four members of management, who are also stockholders, who have been instrumental in the growth of Informed Access during 1996. The bonus was paid in the form of promissory notes which are payable in installments in March 1997 and September 1997. The payment of the notes is not contingent on the closing of the Merger. Informed Access also approved the payment of bonuses totalling $200,000, payable to two such individuals to induce them to stay with Informed Access through March 31, 1997, and a $300,000 bonus payable to Informed Access's president upon the closing of the Merger in recognition of his efforts in initiating and negotiating the proposed merger. The Company recognized a charge of $1.5 million in the September 1996 quarter for the performance bonus.

                         INFORMED ACCESS SYSTEMS, INC.

        (INFORMATION AS OF SEPTEMBER 30, 1996, AND FOR THE NINE MONTHS
                    ENDED SEPTEMBER 30, 1996 IS UNAUDITED)


  The following is a schedule of future minimum lease payments under capital leases, together with the present value of net minimum lease payments, as of December 31, 1995:

        1996.......................................................... $ 81,235
        1997..........................................................   78,433
        1998..........................................................   57,815
        1999..........................................................   21,236
                                                                       --------
                                                                        238,719
        Less: amount representing interest and taxes..................  (49,356)
                                                                       --------
          Present value of future minimum lease payments..............  189,363
        Less: current portion.........................................  (56,011)
                                                                       --------
          Capital less obligations, long-term......................... $133,352
                                                                       ========

(6) ACQUISITION

  In November 1995, the Company acquired certain assets and assumed certain liabilities of Bacharach Systems Inc. ("Bacharach"), a software business located in Texas. This transaction was accounted for using the purchase method of accounting, and the results of Bacharach's operations have been included with the Company's since that date. As consideration for the assets transferred to the Company, the Company assumed certain liabilities as of the date of the transaction. Additionally, the Company issued 50,000 shares of stock to this individual, valued at $0.46 per share. The 50,000 shares are in the form of restricted common stock. This common stock is subject to repurchase by the Company in certain circumstances, based on the occurrence of certain events, as follows. In December 1995, the Company's right to repurchase 10,000 shares terminated upon the Company's acceptance of a deliverable specified by the Company. The Company's rights as to the remaining 40,000 shares will terminate in equal amounts over the next four years. If the Company's right to repurchase is exercised, the shares still subject to the right may be purchased, at the Company's option, for a nominal amount. This transaction resulted in $91,151 of intangible assets. In August 1996, the Company exercised its right to repurchase 20,000 shares issued under the purchase agreement for $20. In September 1996, goodwill resulting from the acquisition was written down by approximately $72,000 due to the Company's decision to discontinue supporting Bacharach products and services.

(7) INCOME TAXES

  From its inception, the Company has generated losses for both financial reporting and tax purposes. Accordingly, for income tax return reporting purposes, the Company may utilize approximately $6,700,000 of net operating loss carryforwards and approximately $211,000 of research and development tax credits, which expire at various dates through the year 2010. The Internal Revenue Code contains provisions which may limit the net operating loss carryforwards available to be used in any given year if certain events occur, including significant changes in ownership interests.

  The tax benefit of the net operating loss carryforward is approximately $2,500,000 as of December 31, 1995. This benefit has been fully offset by a valuation allowance as it does not satisfy the realization criteria set forth in SFAS No. 109, primarily due to the Company's history of operating losses.

                         INFORMED ACCESS SYSTEMS, INC.

        (INFORMATION AS OF SEPTEMBER 30, 1996, AND FOR THE NINE MONTHS
                    ENDED SEPTEMBER 30, 1996 IS UNAUDITED)


(8) COMMITMENTS AND CONTINGENCIES

 Operating Leases

  The Company leases office space for its call center and operations. Total rent expense for December 31, 1993, 1994 and 1995 and the nine months ended September 30, 1996 was $70,334, $70,334, $185,950 and $336,931, respectively.
Future minimum lease obligations under these agreements are as follows as of December 31, 1995:

             1996............................ $248,502
             1997............................  228,202
             1998............................  226,752
             1999............................  226,752
                                              --------
                                              $930,208
                                              ========

  The Company is subject to various claims and business disputes in the ordinary course of business. Management does not anticipate that the ultimate outcome of these issues will have a material impact on the Company's financial position or results of operations.

(9) PROFIT SHARING PLAN

  On October 1, 1994, the Company established the Informed Access Systems Retirement Plan (the "401(k) Plan"). Under the 401(k) Plan's provisions, eligible employees may contribute an amount up to but not exceeding 20% of their compensation. The Company can make matching contributions of up to 100% of an employee's contribution, but will not match employee contributions beyond 4% of the employee's compensation. As of December 31, 1995 and 1994 and September 30, 1996, the Company had not committed to make matching contributions.

(10) SIGNIFICANT CUSTOMERS

  Below is a listing of major customers, each of which comprised more than 10% of revenue:

                                                                          FOR THE NINE MONTHS
                                 FOR THE YEAR ENDED DECEMBER 31,          ENDED SEPTEMBER 30
                         ------------------------------------------------ ----------------------
                              1993            1994             1995              1996
                         --------------- --------------- ---------------- ----------------------
                         AMOUNT  PERCENT AMOUNT  PERCENT  AMOUNT  PERCENT  AMOUNT      PERCENT
                         ------- ------- ------- ------- -------- ------- ----------- ----------
Customer 1.............. $   --    --    $   --    --    $604,539    20%  $       --        --
Customer 2..............     --    --        --    --     403,924    14%          --        --
Customer 3..............     --    --        --    --     286,882    10%          --        --
Customer 4..............     --    --     41,420    33%       --    --            --        --
Customer 5..............  10,000    21%   20,000    16%       --    --            --        --
Customer 6..............     --    --     18,000    14%       --    --            --        --
Customer 7..............   8,611    18%   16,666    13%       --    --            --        --
Customer 8..............     --    --     14,000    11%       --    --            --        --
Customer 9..............  20,000    43%   15,000    12%       --    --            --        --

                         INFORMED ACCESS SYSTEMS, INC.

        (INFORMATION AS OF SEPTEMBER 30, 1996, AND FOR THE NINE MONTHS
                    ENDED SEPTEMBER 30, 1996 IS UNAUDITED)


(11) SUBSEQUENT EVENTS (UNAUDITED)

  On November 18, 1996, Informed Access merged with Access Health, Inc, under an Agreement and Plan of Reorganization ("Merger Agreement"), and Informed Access became a wholly owned subsidiary of Access Health, Inc. (the "Merger"). The Merger Agreement provided, among other things, the mode of effecting the merger and the manner and basis of converting each issued and outstanding share of capital stock of Informed Access into shares of common stock of Access Health, Inc. The Merger is a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986 and will be accounted for as a pooling of interests pursuant to Opinion No. 16 of the Accounting Principles Board.